

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Mark J. Rosenblum
Chief Financial Officer
Salarius Pharmaceuticals, Inc.
2450 Holcombe Blvd., Suite X
Houston, TX 77021

      Re: Salarius Pharmaceuticals, Inc.
             Registration Statement on Form S-3
             Filed August 5, 2022
             File No. 333-266589

Dear Mr. Rosenblum:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Stephen M. Nicolai, Esq.